Greenberg Traurig, P.A.

1221 Brickell Avenue

Miami, Florida 33131

Jaret L. Davis

(305) 579-0676

July 31, 2006

Ms. Pamela A. Long

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E., Mail Stop 7010

Washington, D.C. 20549

RE:	Devcon International Corp. Preliminary Information Statement filed on Schedule 14C Filed May 22, 2006 File No. 000-07152

Ladies and Gentlemen:

On behalf of our client, Devcon International Corp., a Florida corporation (the “Company”), transmitted herewith are responses to the Staff’s comments to the Preliminary Information Statement filed on Schedule 14C by the Company (the “Information Statement”), which comments were set forth in the Staff’s letters dated June 19, 2006 (the “Comment Letter”) and July 13, 2006 (the “Comment Letter Supplement”) to Stephen J. Ruzika, Chief Executive Officer and President of the Company.

For ease of reference, the headings and numbers of the responses coincide with the headings and comment numbers set forth in the Comment Letter and the Comment Letter Supplement. The Company has filed simultaneously with the delivery of this letter an Amendment No. 1 to the Information Statement, which has been blacklined to reflect all changes made since the Information Statement filed on May 22, 2006. We have also attached to this Letter as Exhibit A, the statement that the Commission has requested from the Company.

General

1.

The Company has revised the Information Statement to distinguish the Company’s actions according to the issuance of shares of the Company’s common stock, par value $.10 (the “Common Stock”), underlying the Series A Convertible Preferred Stock, par value $.10 (the “Series A Convertible Preferred Stock”) and the warrants. Specifically, in each reference to the issuance of shares of Common Stock underlying both the Series A Convertible Preferred Stock and the warrants, the Company has inserted the words “the to be created and issued” immediately prior to the reference to “Series A Convertible Preferred Stock”.

Ms. Pamela A. Long, Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

July 31, 2006

Also, the Company has revised its disclosure on former page 30 to indicate that the Company’s shareholders also approved the issuance of the Common Stock warrants by revising the penultimate sentence of the first bulleted paragraph on page 37 to read as follows:

“On February 10, 2006, holders of more than 50% of our common stock approved the amendment to our articles of incorporation creating a new class of preferred stock, the issuance of the Series A convertible preferred stock, the issuance of the common stock warrants and the subsequent issuance of shares of common stock issuable upon conversion of the Series A convertible preferred stock, the exercise of the common stock warrants or distribution of any dividends paid in the form of common stock on the Series A convertible preferred stock; however, this approval will not be effective until the Securities Exchange Commission rules and regulations relating to the delivery of an information statement on Schedule 14C to our shareholders have been fully satisfied.”

2.	The Company has revised the Information Statement to clarify on former page 48 (current page 56) that the Company has not yet issued the Series A Convertible Preferred Stock. Also, the Company supplementally advises the Staff that the Company intends to register only resale of the shares of Common Stock underlying the Series A Convertible Preferred Stock and does not intend to register the issuance of the Series A Convertible Preferred Stock in exchange for the outstanding promissory notes, the issuance of the common stock warrants or the resale of either of these securities. The Company has clarified on former pages 63 and 64 (current pages 75 and 76) that only the resale of the underlying shares of Common Stock are to be registered. The Company supplementally advises the Staff that the Company is relying upon the exemption from the registration requirements provided by Section 3(a)(9) of the Securities Act of 1933, as amended (the “Act”). Section 3(a)(9) provides, in pertinent part:

“[t]he provisions of this title shall not apply to any of the following classes of securities: … (9) ….any security exchanged by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange.”

Ms. Pamela A. Long, Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

July 31, 2006

The Company believes it satisfies each of the requirements of Section 3(a)(9) – (i) the issuer of both securities is the same, (ii) no part of the offering is being made to persons other than existing security holders (i.e. the holders of the promissory notes) by way of exchange and (iii) there will be no paid solicitation. In truth, there are only three holders of the promissory notes, and only these three holders will receive from the Company shares of the Series A Convertible Preferred Stock having a liquidation preference equal to the principal amount of the respective promissory notes for which the Series A Convertible Preferred Stock is being exchanged.

The Company further supplementally advises the Staff that, in the alternative, the Company is relying upon the exemption from the registration requirements provided by Section 4(2) of the Act and Rule 506 of Regulation D promulgated thereunder based on the fact that there are only three investors, each of which is a private equity fund of significant size and satisfies the criteria for being qualified as an “accredited investor” as such term is defined in Rule 502 of Regulation D.

3.	The Company supplementally advises the Staff that the Company believes all of the information required by Item 14 of Schedule 14A as it relates to the acquisition of Guardian International Corp. (“Guardian”) has been provided in the Information Statement. The Company further supplementally advises the Staff that interim financial statements and information for the Company were included by inclusion in the Information Statement of the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2006. The Company supplementally advises the Staff that the Company does not believe interim financial statements and information relating to Guardian are required to appear in the Information Statement because the acquisition was completed on March 6, 2006 and, accordingly, the March 31, 2006 balance sheet of the Company included the financial condition of Guardian. The Company has revised all references in the Information Statement to the Annexes thereof from stating such Annexes are “attached” to stating they are “included” in the Information Statement.

In addition, in response to the Staff’s Comment 1 in the Comment Letter Supplement, the Company supplementally advises the Staff that the Company believes it has disclosed in the Information Statement all significant events having a material impact on Guardian between the date of Guardian’s audited financial statements and the completion of the merger in which the Company acquired Guardian on March 6, 2006. Furthermore, in response to the Staff’s Comment 1 in the Comment Letter Supplement, the Company has revised the Information Statement to provide a summary term sheet.

Security Ownership, page 8

Ms. Pamela A. Long, Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

July 31, 2006

4.	The Company has revised the Security Ownership table on page 8 of the Information Statement to disclose the effect of the shares held pursuant to the voting agreement entered into in connection with the Securities Purchase Agreement dated February 10, 2006.

5.	The Company has revised the Security Ownership table on page 8 of the Information Statement so that the beneficial ownership by Richard C. Rochon and Mario B. Ferrari of the 1,350,000 shares issuable upon exercise of warrants that are owned by RPCP Investments, LLLP, for which each is an officer and director, is reflected.

6.	The Company has revised the Security Ownership table on page 8 of the Information Statement so that the number of shares reflected as beneficially owned by Stephen J. Ruzika does not include the 33,333 shares issuable upon the exercise of options that are not exercisable within 60 days of the record date.

7.

The Company supplementally advises the Staff that the Company has been advised, after further discussions with Coconut Palm Capital Investors I, Ltd. (“Coconut Palm”), that there is no “voting agreement” to grant Coconut Palm Capital Investors I, Inc. a proxy. Rather, as described in amendments 1 and 2 to the Schedule 13D filed by Coconut Palm, between April and June 2005, Coconut Palm engaged in a series of distributions in which it distributed all of its common stock and common stock warrants to its limited partners in exchange for the redemption of their respective limited partnership interests. In connection with these distributions, Coconut Palm’s limited partners who had redeemed granted to Coconut Palm Capital Investors I, Inc., Coconut Palm’s general partner, a proxy to vote, in its sole discretion, the securities owned by the limited partners at any meeting of the Company’s shareholders as well as in any action by written consent of the Company’s shareholders. The Company has disclosed in the Security Ownership table in the Information Statement the limited partners of Coconut Palm who received securities in the distributions exceeding 5% of the Company’s common stock. In addition, as described below, the Company has disclosed the names of any limited partners of Coconut Palm who received the Company’s securities in the distributions that are affiliates of the Company. Accordingly, the Company does not believe that information regarding the remaining limited partners who are not affiliated with the Company is required to be disclosed. Further, the Company has been advised after further discussions with Coconut Palm that none of the undisclosed limited partners owns of record or beneficially shares of the Company’s Common Stock which represent in excess of approximately 3% of the Company’s Common Stock. The Company has included disclosure of the duration of the proxy granted to Coconut Palm Capital Investors I, Inc. The Company has added the following language of the

Ms. Pamela A. Long, Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

July 31, 2006

Information Statement at the end of the section entitled “Coconut Palm Voting Agreements.”

“The holders of the largest limited partner interests in Coconut Palm prior to the redemptions were CSS Group, Inc., an entity for which Stephen J. Ruzika, our Chief Executive Officer and President, serves as an officer and a director, and RPCP Investments, LLLP, an entity for which Richard C. Rochon, our Chairman of the Board, and Mario G. Ferrari, another director of ours, serve as officers and directors. As a result of these limited partner interest holdings, CSS Group, Inc. received, in exchange for the redemption of its limited partner interests, warrants to purchase 650,000 shares of our common stock, and RPCP Investments, LLLP received, in exchange for the redemption of its limited partner interests, warrants to purchase 1,350,000 shares of our common stock.

Other holders of substantially smaller limited partner interests include Richard C. Rochon, our Chairman of the Board who received in exchange for the redemption of his limited partner interests 83,333 shares of our common stock and warrants to purchase 83,333 shares of our common stock, Stephen J. Ruzika, our Chief Executive Officer and President, who received in exchange for the redemption of his limited partner interests 111,110 shares of our common stock and warrants to purchase 111,110 shares of our common stock, Donald K. Karnes, a director of ours, who received in exchange for the redemption of his limited partner interests 19,444 shares of our common stock and warrants to purchase 19,444 shares of our common stock and P. Rodney Cunningham, another director of ours who received in exchange for the redemption of his limited partner interests 25,000 shares of our common stock and warrants to purchase 25,000 shares of our common stock.

The proxy granted by these limited partners to Coconut Palm Capital Investors I, Inc. terminates upon the transfer of the securities to a third party.

In addition, the Company has revised each of Footnotes 8, 9, 11, 13 and 14 to the Security Ownership table to clarify that the limited partners granted a proxy with respect to all (rather than a significant portion) of the securities received in connection with the redemption of the limited partner interests

Ms. Pamela A. Long, Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

July 31, 2006

previously owned by them and include a cross reference to the “Coconut Palm Voting Arrangements” disclosure referenced above.

Voting Arrangements, page 12

8.	The Company supplementally advises the Staff that the two references to “Coconut Palm Capital Partners I, Ltd.” on former pages 6 and 7 (current pages 12 and 13) of the Information Statement were an error and the Company has been advised, after further discussions with Coconut Palm, that these references should read “Coconut Palm Capital Investors I, Ltd.” The Company also supplementally advises the Staff that Coconut Palm Capital Investors I, Inc. holds both a general partner interest and a limited partner interest in Coconut Palm Capital Investors I, Ltd. The Company has revised each of these two incorrect references to note the correct name of the investor and has added additional disclosure to clarify Coconut Palm Capital Investors I, Inc.’s dual role by replacing the third sentence under “Coconut Palm Voting Arrangements” on former page 6 (current page 12) with the following:

“Coconut Palm’s limited partners include Coconut Palm Capital Investors I, Inc., which entity is also the general partner of Coconut Palm, CSS Group, Inc., RPCP Investments, LLLP, as well as Messrs. Ruzika, Rochon, Ferrari and Karnes.”

9.	The Company has revised the “Security Ownership” section of the Information Statement to clarify that the limited partners of Coconut Palm granted proxies to vote their shares of the Company’s Common Stock to Coconut Palm Capital Investors I, Inc. and that such grant was done in connection with the earlier redemptions of the limited partner interests and was independent of the subsequent execution of the voting agreement by Coconut Palm Capital Investors I, Inc. who executed this voting agreement in its capacity as proxy holder. This has been accomplished by revising the language appearing under “Arrangements Possibly Resulting in a Change of Control” on page 13, which revisions are described below in response to the Staff’s comment in paragraph 11 of the Comment Letter

10.	The Company has revised page 13 of the Information Statement to disclose the names of the shareholders who entered into the voting agreement concurrent to the February 10, 2006 Securities Purchase Agreement by adding the following sentence after the second sentence under “Senior Management and Coconut Palm Voting Agreement”:

“The parties to this voting agreement consisted of Stephen J. Ruzika, Donald L. Smith, Jr., Smithcon Family Investments, Ltd., Smithcon Investments, Inc., George Hare, Ron G. Lakey, Richard

Ms. Pamela A. Long, Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

July 31, 2006

C. Rochon, Coconut Palm Capital Investors I, Ltd. and Coconut Palm Capital Investors I, Inc. Messrs. Ruzika, Hare and Lakey are executive officers of ours, and Messrs. Smith and Rochon are members of our board of directors. Smithcon Family Investments, Ltd. is a family limited partnership through which Mr. Smith beneficially owns some shares of our common stock and Smithcon Investments, Inc. is the general partner of Smithcon Family Investments, Ltd. As discussed previously, Coconut Palm Capital Investors I, Inc. was granted a proxy to vote, in its sole discretion, shares of our common stock owned by the former limited partners of Coconut Palm Investments I, Ltd. and is a party to the voting agreement both in its capacity as proxy holder as well as on its own behalf with respect to the shares of our common stock it owns directly. Coconut Palm Investments I, Ltd. is a party to the voting agreement on its own behalf with respect to the shares of our common stock it owns directly.”

Arrangements Possibly Resulting in a Change of Control, page 13

11.	The Company has expanded its discussion under “Arrangements Possibly Resulting in a Change of Control” by disclosing the parties presently in control and addressing the extent to which there would be a change of control if the limited partners of Coconut Palm Capital Investors I, Ltd. were to exercise their warrants. This has been accomplished by replacing the paragraph under such caption with the following:

“As of the record date, no single party has control over Devcon. The shareholder who owns beneficially and of record the largest number of shares is our founder and former Chairman, Chief Executive Officer and President, Donald L. Smith, Jr., who owns of record, directly and indirectly through control of Smithcon Family Investments, Ltd. and Smithcon Family Investments, Inc., 1,308,474 shares, or approximately 21.8% of the outstanding shares of our common stock. In addition, as outlined in Note 3 to the Security Ownership table set forth above, including the ownership of options that are presently exercisable or exercisable within 60 days of the record date and including Mr. Smith’s participation in the voting agreement described under “Senior Management and Coconut Palm Voting Arrangement” described above, Mr. Smith beneficially owns an aggregate of 7,458,034 shares, or approximately 74.6% of the outstanding shares of our common stock.

Ms. Pamela A. Long, Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

July 31, 2006

No other shareholder owns of record directly or indirectly more shares of our common stock than Mr. Smith. Previously, upon exercise of warrants it held, Coconut Palm Capital Investors I, Ltd. would have owned of record 6,000,000 shares of our common stock (including 2,000,000 shares, or 33% of the outstanding shares of our common stock, Coconut Palm owned of record) giving it beneficial ownership of approximately 60% of our common stock outstanding as of the record date. Accordingly, if Coconut Palm were to have retained and exercised its warrants, it would have owned of record enough shares of our common stock to control our Company.

However, as described above under “Coconut Palm Voting Arrangements”, between April and June 2005, Coconut Palm engaged in a series of distributions in which it distributed all of its common stock and common stock warrants to its limited partners in exchange for the redemption of their respective limited partnership interests. In connection with these distributions, Coconut Palm’s limited partners who had redeemed granted to Coconut Palm Capital Investors I, Inc., the general partner of Coconut Palm Capital Investors I, Ltd., a proxy to vote, in its sole discretion, the securities owned by the limited partners at any meeting of Devcon’s shareholders as well as in any action by written consent of Devcon’s shareholders.

Of the Coconut Palm limited partners receiving shares and warrants in the distribution, the limited partner receiving beneficial ownership of the greatest number of our shares was RPCP Investments, LLLP, which received warrants exercisable into 1,350,000 shares of our common stock, or 18.33% of our common stock outstanding as of the record date. No individual limited partner received shares of common stock and common stock warrants which would grant him, her or it beneficial ownership over shares of our common stock exceeding 18.33% of our common stock outstanding as of the record date.

In addition, on February 10, 2006, Coconut Palm Investors I, Ltd. and Coconut Palm Capital Investors I, Inc. entered into the subsequent voting agreement described above under “Senior Management and Coconut Palm Voting Arrangement”. Coconut Palm Capital Investors I, Inc. entered into this second voting

Ms. Pamela A. Long, Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

July 31, 2006

agreement both on its own behalf with respect to any remaining shares or warrants Coconut Palm Capital Investors I, Inc. still owned of record and as proxy holder with the power to vote the shares of our common stock owned of record by the Coconut Palm Capital Investors I, Ltd. Accordingly, the effect of the proxy granted by the limited partners to Coconut Palm Capital Investors I, Inc. coupled with Coconut Palm Capital Investors I, Inc.’s participation in the second voting agreement on its own behalf and as proxy holder was to grant Coconut Palm Capital Investors I, Inc. (and Richard C. Rochon and Mario B. Ferrari by virtue of the control over Coconut Palm) beneficial ownership of 7,378,474 shares of our common stock, or 73.8% of our common stock outstanding.

All parties have disclaimed the beneficial ownership attributable to them by virtue of the proxy granted by the limited partners or the subsequent voting agreement.”

Chronology of Transaction, page 38

12.	The Company has expanded its disclosure on former page 34 (current page 41) to address the manner in which the promissory notes were issued and to whom they were issued, the applicable terms of the promissory notes, the basis for the Company’s determination that shareholder approval of the promissory notes component of the offering was unnecessary and the exercise price and expiration date of the warrants. This has been accomplished by revising the penultimate paragraph of the section entitled “Chronology of Transactions” so that such paragraph now reads as follows:

“In early February, the parties determined it would be in our best interest to initially issue promissory notes that could be exchanged into shares of the Series A convertible preferred stock. The parties concluded that our bylaws and articles of incorporation, applicable law in the State of Florida and the rules and regulations of the Nasdaq Global Market and the Securities and Exchange Commission permitted our board of directors to authorize the issuance of the promissory notes without shareholder approval. Accordingly, the parties believed the issuance of the promissory notes could be conducted and we could receive the proceeds from the issuance immediately, without delay, and would allow us to complete the Guardian acquisition in a timely manner, preventing Devcon from having to

Ms. Pamela A. Long, Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

July 31, 2006

forfeit the $3 million deposit required under the Guardian merger agreement. Ultimately, because the rules and regulations of the Nasdaq Global Market permitted issuance of the warrants so long as the number of shares of our common stock issuable upon exercise of these warrants was subject to a 20% limitation and the investors desired to receive the economic benefits of the transaction as early as possible, the parties agreed to issue the warrants required to be issued in connection with the transaction simultaneously with the issuance of the promissory notes so long as the common stock issuance limitation described above was preserved. The parties understood that upon obtaining shareholder approval that was effective under Florida law and the rules and regulations of the Securities and Exchange Commission, the Series A convertible preferred stock would be issued in exchange for the promissory notes. Ultimately, the Series A convertible preferred stock is the security preferred by the investors due to its similar periodic payment obligations and preference rights with respect to our assets upon our liquidation coupled with an opportunity by the investors to participate in our equity should we be successful in implementing our business plan.

Accordingly, at a meeting of our board of directors held on January 30, 2006, our board of directors approved the terms of a $45 million private placement of up to 45,000 shares of Series A convertible preferred stock and three year warrants to purchase an aggregate of 1,650,943 shares of our common stock at an exercise price of $11.925 per share of our common stock. In connection with the private placement, our board of directors also approved an amendment to our Articles of Incorporation to authorize 10 million shares of preferred stock, of which 45,000 shares would be designated Series A convertible preferred stock. On February 10, 2006, we entered into a securities purchase agreement in the form included in this information statement as Annex E, with three private equity funds – HBK Main Street Investments L.P., a fund affiliated with HBK Investments, Castlerigg Master Investments, Ltd., a fund affiliated with Sandell Asset Management and CS Equity II LLC, a fund affiliated with CapitalSource Finance LLC. On March 6, 2006, we completed the issuance of the promissory notes and the warrants to these three investors. In order to effect this issuance we relied upon the exemption from securities registration afforded by Section 4(2) of

Ms. Pamela A. Long, Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

July 31, 2006

the Securities Act of 1933, as amended, and Rule 506 of Regulation D.”

The Company supplementally advises the Staff that the Company believes it has addressed the Staff’s comment to disclose the applicable terms of the promissory notes in the Company’s response to the Staff’s comment in paragraph 13 of the Comment Letter.

13.	The Company has expanded its disclosure on former page 34 (current page 41) to disclose the material differences between the outstanding promissory notes and the Series A Convertible Preferred Stock and the general effect the Company expects the exchange will have upon the rights of the Company’s security holders. This has been accomplished by adding to the additional language proposed in the Company’s response to the Staff’s comment in paragraph 12 of the Comment Letter the following:

“The parties structured the promissory notes and Series A convertible preferred stock so that the two securities would provide substantially similar economic benefits to the investors. For example, the aggregate principal amount of the promissory notes is $45,000,000, which is identical to the aggregate liquidation preference of the Series A convertible preferred stock. Furthermore, the interest rate on the promissory notes is 8%, the dividend rate on the Series A convertible preferred. In addition, the promissory notes effectively mature when the Series A convertible preferred stock is issued so as to ensure seamless periodic payments under both instruments to the investors. The restrictive covenants, default provisions and change of control premiums provided for under the promissory notes are substantially similar to the comparable provisions of the Series A convertible preferred stock. The promissory notes are unsecured and rank on a pari passu basis with respect to our other unsecured debt whereas the Series A convertible preferred stock ranks senior only to our other equity securities.

The material differences between the promissory notes and the Series A convertible preferred stock consist of specified rights which the investors will enjoy once they become holders of the Series A convertible preferred stock as opposed to when they held the promissory notes. These rights consist of (i) conversion rights which permit the holder to convert the shares of Series A convertible preferred stock into shares of our common stock at a

Ms. Pamela A. Long, Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

July 31, 2006

conversion rate of $9.54 for every $1,000 of liquidation preference, which equates to all 45,000 shares of Series A convertible preferred stock being convertible into 4,716,981 shares of our common stock, (ii) voting rights based upon the number of shares of our common stock into which the Series A convertible preferred stock may convert, (iii) redemption rights granted to both us and the holders of the series A convertible rights, which may be exercised by the respective parties under specified circumstances and (iv) mandatory redemption of the Series A convertible preferred stock, which permits the holders to obtain a return of their investment in three annual installments beginning on the fourth anniversary of the issuance of the Series A convertible preferred stock.

Accordingly, we believe that, with the exception of the ability to convert their investment and receive equity in our Company, the economic position of the investors will remain substantially unchanged after exchanging the promissory notes for shares of our Series A convertible preferred stock. However, as illustrated above, the investors will obtain voting rights allowing them greater input into our decision-making processes.

For a description of the material terms of the securities purchase agreement, the promissory notes, the Series A convertible preferred stock and the warrants, see “Description of the Securities Purchase Agreement,” “Description of the Promissory Notes,” “Terms of the Series A Convertible Preferred Stock” and “Terms of the Warrants to Purchase Common Stock”, which sections appear under “Private Placement”.

The Company supplementally advises the Staff that the Company believes it has addressed the Staff’s comment to disclose the reasons for the proposed exchange in the Company’s response to the Staff’s comment in paragraph 12 of the Comment Letter.

Term of the Merger Agreement, page 57

14.	The Company supplementally advises the Staff that the Company believes the material terms of all agreements described in the Information Statement have been disclosed. Accordingly, the Company has deleted the qualifier “in its entirety by reference” where it appears in connection with the description of these agreements.

Ms. Pamela A. Long, Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

July 31, 2006

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 63

15.	As requested by the Staff, the Company has revised the Information Statement to replace the pro forma balance sheet as of December 31, 2005 with a pro forma balance sheet as of March 31, 2006 to reflect the exchange of the promissory Notes for the Series A Convertible Preferred Stock.

16.	As requested by the Staff, the Company has included in the Information Statement a pro forma statement of operations for the fiscal quarter ended March 31, 2006.

17.	The Company has removed the line item “income from discontinued operations net of income taxes” from the Company’s Unaudited Pro Forma Condensed Consolidated Financial Statements.

18.	The Company has revised Note 3 to include disclosure for the following:

•	The valuations remaining to finalize the purchase price allocation;

•	When the Company expects the purchase price allocation to be completed;

•	The potential impact on the Unaudited Pro Forma Condensed Consolidated Financial Statements of adjustment to the preliminary purchase price allocations;

•	An explanation as to why the fair value of Guardian’s property, plant and equipment is approximately $12 million less than Guardian’s carrying value and why property, plant and equipment were not impaired prior to the Company’s acquisition; and

•	An explanation of the factors that led to a significant portion of the purchase price being allocated to goodwill.

The Company believes it has accomplished this by inserting the following additional information into current Note 3:

“In accordance with the purchase method of accounting, the preliminary purchase price allocation may be adjusted after the acquisition date, as a result of information being obtained to complete an estimate of the fair value of the acquired assets and liabilities, if this information is known to exist at the date of the acquisition. The Company is still in the process of completing a review of the acquired customer contracts and the installed station equipment used at the customer’s locations (the “Installed Equipment”) to determine the fair value of the Installed Equipment. We expect to complete that review no later than December 2006. In accordance with Guardian’s historical accounting policies, Installed Equipment, which consisted of the direct material and labor incurred to install security systems at customer sites for which the title of the security systems were retained by Guardian, was capitalized and depreciated over the estimated useful life of the customer contract. In addition, in accordance with Staff Accounting Bulletin No. 104, Guardian deferred certain direct costs, including direct sales commissions for obtaining new subscriber monitoring contracts, and amortized these costs over the estimated life of the customer relationship. The net book value of the Installed Equipment on the balance sheet of Guardian at the time of acquisition amounted to $11.7 million. In accordance with the purchase method of accounting, the historical SAB 104 net deferred costs recorded by Guardian are not separately valued after acquisition and, accordingly, are included in the fair value of the intangible assets of Guardian’s customer contracts and relationships. Purchase accounting adjustments were made to reflect the fair value of Guardian’s customer contracts and relationships, taking into account the estimated fair value of the Installed Equipment (Guardian-owned station equipment). It is expected that any change in the estimated fair value from completion of our review of the Installed Equipment will not be material.

Ms. Pamela A. Long, Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

July 31, 2006

The fair value of Guardian’s property, plant and equipment was reviewed primarily utilizing a cost approach which estimates value based on the cost to reproduce or replace an asset with another with like utility, less depreciation due to normal wear and tear, as well as functional and economical obsolescence. Other than the Installed Equipment described above, we completed the review to determine the fair value of Guardian’s property plant and equipment and determined it to be approximately equal to the value of the net book value recorded on Guardian’s historical balance sheet at the time of acquisition.

Ms. Pamela A. Long, Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

July 31, 2006

The preliminary purchase price allocation resulted in the recognition of goodwill valued at $32.7 million. This value was determined as the residual value of the total consideration paid and the estimated fair value of the identified net assets acquired. The goodwill amount represents, among other things, the value of synergies expected to be realized, assembled workforce-in-place and other unidentified intangible assets. The net assets acquired were recorded based upon management’s best estimates and a preliminary independent appraisal which determined the fair value of net assets acquired. In determining the fair value of the assets acquired, the valuation study valued the tangible and intangible assets that met the criteria under SFAS 141 for recognition as assets separate and apart from goodwill. The assets recognized were those that arose from either a contractual arrangement or other legal rights, or the asset is capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented or exchanged. The separate assets identified included equipment and personal property as well as trade name and trademarks, contractual relationships and customer relationship, and are depreciated or amortized over their estimated life. In addition, goodwill amounting to $10.7 million arose on the transaction due to the differential between the income tax value of the net assets acquired when compared to the fair value of the net assets acquired. In accordance with the SFAS No. 141, the goodwill amount will be tested for impairment on an annual basis.”

19.

The Company has revised Notes 15 and 16 to separately disclose the adjustment amount related to the amortization of the increase in intangible asset value from the amount related to the decrease in depreciation expense for property, plant and equipment and to disclose the useful life of the MUTUAL trade name. The

Ms. Pamela A. Long, Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

July 31, 2006

Company believes it has accomplished this by inserting the following language into current Notes 15 and 16 that appear in the Information Statement:

Footnote (15):

“The increased amount of annual amortization expense related to the change in value and lives of the acquired definite-lived intangible assets was $0.3 million. The $0.3 million results from the post acquisition annual amortization expense of $6.5 million, which was determined by an independent valuation of the acquired assets, compared to the pre-acquisition annual amortization cost of $3.0 million combined with $3.2 million of the pre-acquisition depreciation expense on Installed Equipment owned by Guardian and installed at customer locations. (See Note 3 to these Unaudited Pro Forma Condensed Consolidated Financial Statements.) The trade name, MUTUAL, acquired with Guardian, is used in a specific market segment in the New York City, New York area. The useful life of the trade name is considered indefinite in that market and as such it is not being amortized.”

Footnote (16):

“Guardian’s historical financial statements reflected depreciation expense as a component of the line item selling, general and administrative expenses. An adjustment was made to eliminate $0.5 million of historically reported depreciation expense from selling, general and administrative expenses and an adjustment of $0.2 million was recorded as a component of Cost of Security to reflect the annual depreciation expense with respect to the fair value of the fixed assets acquired with Guardian. Devcon’s accounting policy is to reflect this depreciation expense as a component of Cost of Sales in its statement of operations.”

Ms. Pamela A. Long, Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

July 31, 2006

The Company also supplementally advises the Staff that the Company’s calculation of the adjustments described above appears below:

Pro forma Adjustment of Cost of Goods Sold (note 14)
Revised Fixed Asset value	$1,096,710
Estimated Life of Fixed Assets in years	5	$219,342	a

Amortization of Installation expense related to SAB 104-
New 2005 recurring monitoring sales material and labors		$195,055	b

Total Adjustment for Cost of Sales		$414,397	(a+b)

Pro forma Adjustment of SG&A (note 15)
As reported per Guardian Financials
Amortization of customer accounts	$(3,006,183)
Depreciation and amortization	$(3,203,487)
Total Depreciation and Amortization rpt by Guardian		$(6,209,670)

Contractual Agreement Intangible value	$14,000,000
Contractual Agreement Intangible life in Yrs	4
	$3,500,000

Customer Relationship Intangible value	$30,000,000
Customer Relationship Intangible life in Yrs	10
	$3,000,000
Total Annualized Amortization of Intangibles		$6,500,000

Net variance for amortization of intangibles		$290,330	a

Elimination of Depreciation of Fixed Assets-
Historic Guardian depreciation on all fixed assets except Station equipment installed at customer sites		$(496,704)	b

Amortization of Commission expense related to SAB 104-
New 2005 recurring monitoring sales commissions		$41,581	c
Total pro forma adjustment		$(164,793)	(a+b+c)

Ms. Pamela A. Long, Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

July 31, 2006

20.	The Company has revised the pro forma balance sheet to include the fair value of the warrants and the pro forma mark-to-market adjustments necessary to recognize that fair value. The Company has included the following charts disclosing the mark-to-market adjustments. The charts are supported by additional language in current Note 20 to more fully explain the adjustments:

	Value
Date	Risk Free Rate	Stock Price	Stock Price Volatility
January 1, 2005	3.3%	$15.70	50%
December 31, 2005	4.4%	$10.34	50%
March 31, 2006	4.4%	$10.00	50%

As presented in the unaudited Pro Forma Consolidated Financial Statements
	thousands of dollars
	Pro Forma Accretion	Fair Value	Credit (Charge) to Income
Warrants
January 1, 2005		$7,841	$—
December 31, 2005		$2,002	$5,839
March 31, 2006		$1,505	$497

Compound Embedded Derivative – Preferred Stock
January 1, 2005		$18,737	$—
December 31, 2005		$6,826	$11,911
March 31, 2006		$6,261	$565

Accretion recognized as dividends
Accretion recognized over 12 months ended December 31, 2005	$6,023
$ 2,002 Accretion recognized over 3 months ended March 31, 2006	$1,690

Ms. Pamela A. Long, Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

July 31, 2006

The Company supplementally advises the Staff that the Company’s disclosures in its initial filing properly described that the issuance of the shares of Series A Convertible Preferred Stock replaced the Promissory Notes only.

21.	The Company supplementally advises the Staff that the Company’s determination that there is no beneficial conversion feature associated with the Company’s Series A Convertible Preferred Stock is based on the following analysis.

The Series A Convertible Preferred Stock was determined to not be within the scope of SFAS 150; therefore, the conversion feature was evaluated under Financial Accounting Standard No. 133 (the “Standard”). Because the Series A Convertible Preferred Stock (the “Host Contract”) is more akin to debt, the conversion option is not considered clearly and closely related to the debt host contract and, therefore, the Company must separately account for the conversion option if the other conditions in paragraph 12 of the Standard are met. The other conditions in paragraph 12 are met because: 1) the Series A Convertible Preferred Stock is not remeasured at fair value with changes in fair value reported in earnings (condition b) and 2) a separate instrument with the same terms would be a derivative subject to the requirements of the Standard (condition c) because it has all three characteristics described in paragraph 6 of the Standard — 1) it has notional amounts, 2) it has an initial net investment smaller than would be required for other similar contracts, and 3) the Series A Convertible Preferred Stock can be converted to common stock which is convertible to cash. The Company’s common stock is publicly traded, and therefore it is readily convertible.

The Company believes that the conversion feature fails the paragraph 11(a) scope exception due to the fact that the Series A Convertible Preferred Stock is subject to a Registration Rights Agreement which contains a clause for liquidating damages in the event that the Company does not complete a registration statement. The liquidating damages are not limited to the difference between the fair value of a registered share and an unregistered share. Therefore, the most likely economic decision would be to deliver registered shares, since the

Ms. Pamela A. Long, Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

July 31, 2006

maximum liquidating damages is a significant percentage of the proceeds from the issuance of the securities. Based on the above, the Company believes that the EITF 00-19 criteria are not met. Therefore, the Company dos not qualify for the paragraph 11(a) scope exception and the conversion feature was bifurcated and accounted for at fair value.

Accordingly, the Company determined that analysis under EITF 98-5 and EITF 00-27 was not appropriate.

22.	The Company has revised the Unaudited Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 2005 and prepared the Unaudited Pro Forma Condensed Consolidated Statement of Operations for the three months ended March 31, 2006 to reflect the change in fair value of the derivative instruments for changes in value between i) January 1, 2005, and ii) December 31, 2005 and March 31, 2006.

The Company supplementally advises the Staff that the variable components (term, volatility, stock price) affecting the determination of fair value of the derivative instruments for each fair value assessment date and the estimating model have been described in the notes to the Company’s revised Unaudited Pro Forma Condensed Consolidated Statement of Operations.

Additionally, the Company supplementally advises the Staff that, in addition to other disclosures in the footnotes to the pro forma financial statements, the Company has added the following additional disclosure language to the “Basis of Presentation” section of the Unaudited Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 2005 and the Unaudited Pro Forma Condensed Consolidated Financial Statements for the three months ended March 31, 2006 referencing the inclusion of the Promissory Notes and mark-to-market adjustments included in the Company’s Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2006, resulting from the recording of the transaction in the first quarter of 2006:

“(C) Unaudited Pro Forma Statement of Operations for the three months ended march 31, 2006:

(i)	the addition of the results of operations for Guardian for the period January 1, 2006 to the date of acquisition by Devcon on March 6, 2006; and

(ii)	the anticipated exchange of the $45,000,000 of notes for 45,000 shares of our Series A convertible preferred stock under the terms of the private placement

Ms. Pamela A. Long, Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

July 31, 2006

as if these transactions had been completed on January 1, 2005.”

“The Company’s quarterly report on Form 10-Q for the three months ended March 31, 2006 included in Annex G to this information statement, in conjunction with the unaudited pro forma condensed financial statements, discloses the presentation and accounting for the $45 million of Notes (the “Notes”) and Warrants between the date of their issuance and the anticipated exchange of these Notes into our Series A Convertible Preferred Stock ( the” Preferred Stock”). The Company estimated, at the time of issuance, that the Notes would remain outstanding for approximately five months subsequent to the closing of the Guardian acquisition, which took place on March 6, 2006. This estimate is based upon the time needed to complete the necessary regulatory filling and hold the required shareholder meeting. Once these requirements have been fulfilled, the exchange of the Notes for our Preferred Stock is anticipated to occur. For purposes of presentation with respect to the pro forma statements of operations for the twelve months ended December 31, 2005 and three months ended March 31, 2006, these pro forma financial statements reflect the necessary adjustments in order to illustrate the effect thereto as if the Notes were issued on January 1, 2005 and simultaneously were exchanged for our Preferred Stock on that date. The Pro Forma Condensed Consolidated Balance Sheet as of March 31, 2006 reflects the appropriate adjustments as if the exchange took place on March 31, 2006. The adjustments in the pro forma financial statements for all periods

Ms. Pamela A. Long, Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

July 31, 2006

presented reflect the exchange of the Notes for the Preferred Stock including i) the reclassification of the $45 million of Note proceeds, less the appropriate discount amount ascribed to the Warrants, the embedded compound derivatives and any deferred financing fees, as Preferred Stock, ii) the elimination of interest expense on the Notes and the addition of preferred dividends and iii) the valuation of any embedded derivatives or freestanding derivatives the Company has identified using market assumptions existing as at January 1, 2005 through March 31, 2006. The Preferred Stock by its terms and condition meets the criteria to be classified as temporary equity. (See Note 20 to the unaudited pro forma condensed financial statements for further details).”

23.	The Company has disclosed in current Note 20 the term over which the Company is accreting the discount to the carrying value of the promissory notes, including the manner in which the Company determined this term. The Company supplementally advises the Staff that it has added the following language to current Note 20 of the pro forma financial statements:

“Accretion of the Discount was estimated at five months, which is the estimated time required to prepare and complete the necessary regulatory filling and hold the required shareholder meeting in order for the Preferred Stock to be issued. Based upon this amortization period, when the Preferred Stock is issued, the initial fair value of the Discount will have been fully accreted to the Note carrying value which will result in a face value exchange for the Preferred Stock. For purposes of the pro forma financial statements, which assume the simultaneous exchange of the Notes for the Preferred Stock, we have presented the Warrants valued at $7.8 million, which amount was determined using market factors that existed at January 1, 2005 and accreted the appropriate discount amount as additional preferred dividends using the effective interest rate method. Additionally, since the exchange of the Notes for the Preferred Stock is presented as occurring simultaneously with the issuance of the Notes in the

Ms. Pamela A. Long, Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

July 31, 2006

pro forma financial statements, the Purchase Rights have been assigned no value in the pro forma financial statements.”

24.	The Company supplementally advises the Staff that the Company has revised the pro forma financial statements in response to the Staff’s guidance to present the exchange of the notes for the Series A convertible preferred stock at January 1, 2005. Accordingly, the Warrants, Compound Derivative and Deferred Financing Coasts are now accreted over the average life of the Preferred Stock which is 5 years resulting in 12 months of accretion in the pro forma statement of operations for the year ended December 31, 2005 and three months of accretion in the pro forma statement of operations for quarter ended March 31, 2006.

Please call the undersigned at the telephone number set forth above or Robert L. Grossman at (305) 579-0756 with any questions or comments you may have regarding the responses set forth herein. With respect to accounting questions or comments, you may call George M. Hare, the Company’s Chief Financial Officer, at (954) 429-1500 ext. 102. In addition, please send all written correspondence directly to the undersigned and Robert L. Grossman of Greenberg Traurig, P.A., 1221 Brickell Avenue, Miami, Florida 33131, telecopy (305) 579-0717, with copies to George M. Hare, the Company’s Chief Financial Officer, at 595 South Federal Highway, Suite 500, Boca Raton, Florida 33432, telecopy (954) 429-1506.

Sincerely, GREENBERG TRAURIG, P.A.

By:	/s/ Jaret L. Davis
Jaret L. Davis

cc: Devcon International Corp.

Ms. Pamela A. Long, Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

July 31, 2006

EXHIBIT A

I, Stephen J. Ruzika, President and Chief Executive Officer of Devcon International Corp. (the “Company”), do hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: July 31, 2006	/s/ Stephen J. Ruzika
Stephen J. Ruzika President and Chief Executive Officer